

July 8, 2010

Mr. William E. Hitselberger
Chief Financial Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, New York 10271

   Re: Tower Group, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      File No. 000-50990

Dear Mr. Hitselberger:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Jeffrey Riedler
           Assistant Director

cc: Elliot S. Orol, Esq.
  Senior Vice President and General Counsel
  Tower Group, Inc.
  120 Broadway, 31st Floor
  New York, New York 10271